09057342

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response....12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8-41562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HSBC Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

New York	New York	10018-2786
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tiberio Massaro — 212-525-3400 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Tiberio Massaro, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of HSBC Securities (USA) Inc., as of December 31, 2008 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Tiberio Massaro
Chief Financial Officer

VINCENT J. TOIA
Notary Public, State of New York
No 01-4989328
Qualified in Suffolk County
Certified in New York County
Expires Dec. 02, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholders
HSBC Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. (the Company), an indirect wholly owned subsidiary of HSBC Holdings plc, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HSBC Securities (USA) Inc. as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained in Schedules I through VII is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

KPMG LLP

February 27, 2009

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Financial Condition

December 31, 2008

(Dollars in thousands)

Assets

Assets:		
Cash	$	34,612
Cash and securities segregated pursuant to federal and other regulations		686,953
Financial instruments, at market value		2,732,813
Financial instruments, at market value, pledged		11,312,997
Securities received as collateral		1,059,238
Securities purchased under agreements to resell		17,776,844
Receivable under securities borrowing arrangements		23,827,406
Receivable from brokers, dealers, clearing organizations, and customers		3,856,652
Goodwill		14,419
Other assets		241,924
Total assets	$	61,543,858

Liabilities and Stockholders' Equity

Liabilities:		
Short-term borrowings	$	1,062,371
Securities sold under agreements to repurchase		44,356,082
Financial instruments sold, not yet purchased, at market value		1,107,895
Financial instruments sold, not yet purchased, at market value, obligation to return collateral		7,954,972
Obligation to return securities received as collateral		1,059,238
Payable under securities lending arrangements		30,324
Payable to brokers, dealers, clearing organizations, and customers		4,043,710
Accounts payable and accrued liabilities		304,040
Total liabilities		59,918,632
Commitments and contingent liabilities:		
Liabilities subordinated to claims of general creditors		975,000
Stockholders' equity		650,226
Total liabilities and stockholders' equity	$	61,543,858

The accompanying notes are an integral part of the statement of financial condition.

(1) Organization

HSBC Securities (USA) Inc. (the Company or HCSU) is a wholly owned subsidiary of HSBC Markets (USA) Inc. (the Parent) whose ultimate parent is HSBC Holdings plc (HSBC). The Company is an indirect wholly owned subsidiary of HSBC North America Holdings Inc. (HNAH), which is an indirect wholly owned subsidiary of HSBC.

The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and a registered Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through the Company, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. The Company is engaged in underwriting, dealing, and brokering a full range of debt and equity securities and futures contracts. The Company is also a primary dealer in U.S. Government and government agency securities.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), New York Stock Exchange (NYSE), CME Group Inc., and The Options Clearing Corporation (OCC).

On April 7, 2008, the Company entered into an agreement with Pershing LLC (Pershing), a non-affiliated broker-dealer, to serve as the Company's clearing agent for general securities brokerage transactions. Pursuant to this agreement, beginning on May 28, 2008, Pershing began carrying the cash and margin accounts for the Company's retail brokerage customers on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and prevailing industry practice, both of which require the use of management's best judgment of estimates. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value of instruments, by their nature, are based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Although illiquid credit markets, volatile equity, foreign currency and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions, management does not believe that actual results will differ materially from these estimates. The Parent continues to be committed to providing the necessary capital and liquidity to fund continuing operations.

Assets and liabilities denominated in foreign currencies are translated at year end exchange rates.

(Continued)

(Dollars in thousands, except share data)

(b) Recently Adopted Accounting Standards

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157), effective January 1, 2008. The new standard defines fair value, provides a framework for measuring fair value, and enhances the disclosure requirements for fair value measurements. SFAS 157, among other things, clarifies the disclosure requirement for fair value measurements. In addition, SFAS 157 eliminates large position discounts for financial instruments held and requires companies to consider their own credit risk when measuring the fair value of liabilities, including, but not limited to, debt issuances and derivative contracts. The adoption of SFAS 157 on January 1, 2008 did not have a material impact on the Company's statement of financial condition. Refer to note 10 – Fair Value Measurements for additional information.

The Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159), effective January 1, 2008. SFAS 159 provides a fair value option that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis. The new standard permits the Company to elect the fair value option at the initial recognition of the asset or liability or upon occurrence of an event that gives rise to a new basis of accounting for that asset or liability. The adoption of SFAS 159 did not have a material impact on the Company's statement of financial condition. Refer to note 11 – Fair Value Option for additional information.

In April 2007, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FASB Interpretation No. 39-1, *Amendment of FASB Interpretation No. 39* (FSP FIN 39-1). FSP FIN 39-1 allows entities that are party to a master netting arrangement to offset the receivable or payable recognized upon payment or receipt of cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FIN 39, *Offsetting of Amounts Related to Certain Contracts.* The guidance in FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. Entities are required to recognize the effects of applying FSP FIN 39-1 as a change in accounting principle through retrospective application for all financial statements presented unless it is impracticable to do so. The Company adopted FSP FIN 39-1 on January 1, 2008 and has elected to offset the receivable or payable against the fair value amounts. The adoption of FSP FIN 39-1 did not have a material impact on the Company's statement of financial condition.

In October 2008, the FASB issued FSP Financial Accounting Standards (FAS) No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* (FSP FAS 157-3). FSP FAS 157-3 clarifies how management's internal assumptions and observable market information should be considered when measuring fair value in an inactive market and how market quotes (e.g. broker quotes) should be considered when assessing the relevance of observability of available data in measuring fair value. The adoption of FSP FAS 157-3 did not have a material impact on the Company's statement of financial condition.

(Dollars in thousands, except share data)

(c) Recently Issued Accounting Standards

In February 2008, the FASB issued FSP SFAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions* (FSP SFAS 140-3). Under the new guidance, the initial transfer of a financial asset and subsequent repurchase financing involving the same asset are presumptively to be linked and are considered part of the same arrangement under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* (SFAS 140). The resultant linked transaction may be accounted for as a forward purchase or a forward sale. The initial transfer and subsequent financing transaction will be considered separate transactions under SFAS 140 if certain conditions are met. FSP SFAS 140-3 is effective for new transactions entered into in fiscal years beginning after November 15, 2008 and early adoption is prohibited. The adoption of FSP SFAS 140-3 is not expected to have a material impact on the Company's statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and attempts to improve transparency in financial reporting. SFAS 161 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and its related interpretations, (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows, and (d) credit risk-related contingent features in derivative agreements. It is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The adoption of SFAS 161 is expected to occur for the reporting period ending March 31, 2009 and is not expected to have a material impact on the Company's statement of financial condition.

In December 2008, the FASB issued a new FSP FAS No. 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* (FSP FAS 132(R)-1). FSP FAS 132(R)-1 applies to an employer that is subject to the disclosure requirements of FAS No. 132(R). It requires entities to provide disclosures about employer's defined benefit plans and other postretirement plans that would help users of the financial statements understand how investment allocation decisions are made, the major categories of plan assets, the inputs and the valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and significant concentrations of risk within plan assets. FSP FAS 132(R)-1 is applicable for the first fiscal year ending after December 15, 2009.

(d) Financial Instruments, Securities Sold, Not Yet Purchased

Financial instruments, including proprietary securities, options, futures and other derivative transactions, are reflected in the statement of financial condition on a trade-date basis and are carried at fair value. Refer to note 10 – Fair Value Measurements for further discussion of fair value measurement.

Securities, options, and futures transactions executed by the Company as agent for customers are reflected in the statement of financial condition on a settlement date basis. Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net on the statement of financial condition.

(e) Collateralized Financing Transactions

Securities purchased under agreement to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at the amounts at which they will be subsequently resold or reacquired, as specified in the respective agreements, plus accrued interest to date. Reverse repurchase and repurchase agreements with the same counterparty, same maturity date, and which are subject to master netting arrangements, are presented net in the statement of financial condition in accordance with FIN 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.* In connection with securities purchased under agreements to resell, it is the policy of the Company to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate.

Securities borrowing and securities lending arrangements are financing agreements which are recorded at the amount of cash or other collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. The Company presents these transactions as receivable and payable under securities borrowing/lending arrangements in the statement of financial condition.

During the normal course of business, the Company pledges its own assets as collateral pursuant to resale agreements and securities borrowing transactions. Trading inventory pledged as collateral, which can be sold or repledged by the creditor, is classified as an encumbered asset. To the extent the Company sells collateral pledged to it, principally to settle short sale transactions, the obligation to return the collateral is recorded.

(f) Income Taxes

The Company is included in the consolidated federal income tax return filed by HNAH, and accounts for income taxes utilizing the asset and liability method. In accordance with tax-sharing agreements, HNAH and the Parent allocate to the Company their proportionate share of the federal and state and local tax liabilities and benefits on a separate company basis.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating loss and tax credit carryforwards. A valuation allowance is established if, based on all available evidence, including the application of its tax sharing agreement with the Parent, it is

(Continued)

(Dollars in thousands, except share data)

more likely than not that some portion or all of the deferred tax assets will not be realized. Foreign taxes paid are applied as credits to reduce federal income taxes payable.

Beginning with the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

(g) Goodwill

Goodwill is the excess of purchase price over the fair value of net identifiable assets acquired. Goodwill is not amortized, but is reviewed for impairment, at the minimum, annually, or whenever events or circumstances give rise to losses that would make it more likely than not that a reduction of fair value of the reporting unit below its carrying amount has occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. The December 31, 2008 valuation takes into account current market conditions and resulted in no impairment charges as a result of these tests. Due to the subjectivity and sensitivity of these impairment test estimates, coupled with further significant deterioration in market conditions beyond the levels already reflected in the cash flow forecasts, a future goodwill impairment charge could occur.

(h) Principles of Consolidation

In accordance with the FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities an Interpretation of ARB No. 51* (FIN 46(R)), the Company also consolidates any variable interest entities (VIEs) of which it is the primary beneficiary, as defined. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

(3) Cash and Securities Segregated Pursuant to Federal and Other Regulations

As of December 31, 2008, cash of $385,706 and qualified securities with a market value of $301,247 have been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Regulations 1.32 and 30.7 of the Commodity Exchange Act and Rule 15c3-3 of the Securities Exchange Act of 1934.

In the normal course of business, the Company has deposited U.S. Government securities, with a market value of $674,138 as of December 31, 2008, as collateral at various clearing organizations. These securities are included in financial instruments pledged on the statement of financial condition.

(Dollars in thousands, except share data)

(4) Financial Instruments, at Market Value and Financial Instruments Sold, Not Yet Purchased, at Market Value

Financial instruments, at market value and financial instruments sold, not yet purchased, at market value at December 31, 2008, consisted of the following:

		Financial instruments	Financial instruments sold, not yet purchased
U.S. Government Treasury bills	$	808,463	633,989
U.S. Government Treasury notes, bonds, strips, and agencies		10,621,326	7,814,386
Total U.S. Government and government agency securities		11,429,789	8,448,375
Mortgage-backed securities		126,954	—
Municipal securities		1,561	—
Asset-backed securities		24	—
Corporate debt		1,800,754	590,507
Equities		212,371	—
Auction rate securities		444,655	—
Other securities		136	1,648
Fair value and forward contracts		29,566	22,337
Total		14,045,810	9,062,867
Less:			
Financial instruments pledged		(11,312,997)	—
Obligation to return collateral		—	(7,954,972)
	$	2,732,813	1,107,895

As part of its financing activities, the Company has also accepted collateral that it is permitted to sell or repledge, the fair value of which was $53,136,094 as of December 31, 2008. Collateral in the amount of $51,918,321 has been sold or repledged. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

The Company has borrowed collateral and pledged collateral received in the amount of $1,059,238 as of December 31, 2008. The market value of the collateral borrowed and pledged was $1,037,362 and $1,070,141, respectively.

(Dollars in thousands, except share data)

(5) Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Customers

The balances shown as receivable from and payable to brokers, dealers, clearing organizations, and customers comprise the following:

Receivable:		
Fail to deliver	$	2,130,330
Exchanges and clearing organizations		1,183,781
Customers		271,691
Other receivables from brokers and dealers		270,850
	$	3,856,652
Payable:		
Fail to receive	$	1,022,808
Exchanges and clearing organizations		117,933
Customers		2,358,970
Securities transactions not yet settled, net		524,405
Other payables to brokers and dealers		19,594
	$	4,043,710

The Company considers certain customers to be affiliates. Refer to note 7 – Related Parties.

(6) Short-Term Borrowings

Short-term borrowings include both secured and unsecured bank loans used to finance operations, including the securities settlement process.

The table below exhibits the breakdown for short-term borrowings as of December 31, 2008:

		Amount	Weighted average rate
Term loan with affiliate	$	150,000	2.4825%
Overnight third-party bank loans		912,371	1.2278
	$	1,062,371	

At December 31, 2008, a term loan of $150,000 was outstanding under a committed unsecured credit line with an affiliate. This credit facility matures on September 19, 2009.

(Dollars in thousands, except share data)

At December 31, 2008, the outstanding overnight third-party bank loans were as follows:

	Amount outstanding	Maturity date	Committed/ uncommitted	Secured/ unsecured
$	61,000	1/2/2009	Uncommitted	Secured
	600,000	1/2/2009	Committed	Unsecured
	251,371	1/2/2009	Uncommitted	Unsecured
$	912,371			

Committed facilities represent contractual lines of credit with annual renewal dates. The committed bank lines have various maturity dates through December 5, 2009. Uncommitted undrawn facilities represent lines of credit without a contractual obligation to fund that facility. These facilities are secured or unsecured and are used to fund the day-to-day operations of the Company. The Company had undrawn unsecured third-party bank credit facilities of $1,424,000 as of December 31, 2008.

Interest rates on bank loans approximate market interest rates as of December 31, 2008.

In light of current market conditions, the Company has determined that a material adverse change has not occurred for line of credit arrangements that could require acceleration of repayment or termination of lines of credit.

(7) Related Parties

In the normal course of business, the Company's operations may include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

Refer to notes 5, 6, 8, 9, 12, 13, and 14, Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Customers, Short-Term Borrowings, Income Taxes, Other Assets, Financial Instruments, Commitments and Contingent Liabilities, and Post Retirement Benefits, respectively, which include other related party activity disclosures.

(Continued)

(Dollars in thousands, except share data)

Balances and amounts resulting from transactions with related parties included in the statement of financial condition is presented below:

Assets:		
Cash	$	34,612
Cash and securities segregated pursuant to federal and other regulations		51
Financial instruments, at market value		161,969
Securities purchased under agreements to resell		86,339
Receivable from:		
Fail to deliver		16,369
Other receivables from brokers and dealers		176,429
Clearing organizations		7,121
Customers		42,769
Securities transactions not yet settled, net		30,516
Other assets		16,388
Liabilities:		
Short-term borrowings	$	150,000
Securities sold under agreements to repurchase		1,565,830
Financial instruments sold not yet purchased, at market value		133,654
Payable under securities lending arrangements		30,212
Payable to:		
Fail to receive		16,229
Other payables to brokers and dealers		—
Clearing organizations		1,097
Customers		1,652,556
Accounts payable and accrued liabilities		77,874
Liabilities subordinated to the claims of general creditors:		
Floating rate revolving subordinated loan due July 31, 2013, at three-month LIBOR plus 175 basis points	$	475,000
Floating rate revolving subordinated loan due August 31, 2012, at three-month LIBOR plus 150 basis points		500,000

At December 31, 2008, the Company had an undrawn revolving note with an affiliate of $225,000 at three-month LIBOR plus 175 basis points, which matures on July 31, 2013.

The subordinated loans are covered by an agreement approved by the Financial Industry Regulatory Authority (FINRA) and are, therefore, available in computing net capital under the Securities and Exchange Commission (SEC)'s Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(Dollars in thousands, except share data)

At December 31, 2008, the Company has entered into credit default swaps, interest rate swaps, and total return swaps with affiliates for notional values of $144,500, $10,000, and $5,000, respectively.

(8) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

At December 31, 2008, the Company had total deferred assets (liabilities) consisting of federal and state and local tax assets (liabilities) as follows:

Net operating loss carryforward, federal and state	$	239,983
Accrued interest expense to non-U.S. affiliates		9
Accrued expenses, deductible when paid		4,757
Restricted stock awards, deductible when paid		33,078
Real Estate Mortgage Investment Conduit (REMIC) income		15,302
Original issue discount		37
Other net deferred tax assets		11,230
Total deferred tax asset		304,396
Less:		
Valuation allowance		(255,370)
Underwriting fees		(21,977)
Net deferred tax asset	$	27,049

SFAS No. 109, *Accounting for Income Taxes* (SFAS 109), requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company is indirectly owned by HNAH and, since January 1, 2004, has been included in the HNAH consolidated federal income tax return. The Company has established a full valuation allowance for the state and city net deferred tax asset and for federal separate return limitation year (SRLY) net operating losses. In addition, the Company has established a full valuation allowance of $1,176 on current foreign tax credits and SRLY alternative minimum tax credits of $2,291.

The Company is included in the consolidated federal income tax return filed by HNAH. Under the terms of the tax-sharing arrangement, the Company is allocated federal income taxes on a separate return basis. The Company is included in the combined New York State and City tax return filed with the Parent.

(Continued)

(Dollars in thousands, except share data)

The Company has federal SRLY net operating loss carryforwards of $100,449 and New York State and City net operating loss carryforwards of $2,381,704. These carryforwards expire as follows:

		Federal amount	New York amount
Calendar year:			
2012	$	12,683	12,683
2018		7,569	7,569
2022		76,755	76,755
2023		3,442	3,442
2024		—	98,805
2025		—	144,513
2026		—	21,146
2027		—	559,875
2028		—	1,456,916
	$	100,449	2,381,704

The Company adopted FIN 48 on January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	$	3,607
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		—
Balance at December 31, 2008	$	3,607

The total amount of unrecognized tax benefits at December 31, 2008 that, if recognized, would affect the effective tax rate is $3,607.

Major taxing jurisdictions for the Company and tax years for each that remain, subject to examination, are as follows:

U.S. Federal:	2004 and later
New York State:	2003 and later
New York City:	2004 and later

The U.S. federal audits of the 2004 and 2005 tax years, as well as certain state audits, have a reasonable possibility of being effectively settled within the next 12 months. An estimate of the potential outcome of these audits would be a reduction in a FIN 48 reserve of $2,041.

(Continued)

(Dollars in thousands, except share data)

(9) Other Assets

The components of other assets at December 31, 2008 were as follows:

Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $23,205	$	27
Exchange memberships, at cost (market value $7,431)		967
Dividends and accrued interest receivable		146,068
Deferred tax assets, net		27,049
Taxes receivable		3,619
Prepaid expenses		3,362
Employee deferred compensation		11,467
Other		49,365
	$	241,924

Shares of HSBC purchased for future issuance for deferred compensation are recorded above as employee deferred compensation as of December 31, 2008. The shares purchased are held in custody by a third-party.

(10) Fair Value Measurements

SFAS 157 defines fair value, establishes a frame work for measuring fair value, and expands the disclosures requirement for fair value measurements. The standard establishes a three-level fair value hierarchy based on the transparency of inputs to the fair value measurement of an asset or liability. In addition, SFAS 157 eliminates large position discounts for financial instruments held and requires the Company to consider its own credit risk when measuring the fair value of liabilities.

(a) *Fair Value Hierarchy*

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. Level 1 measurements include most U.S. Government and government agency securities, active exchange-traded equity securities, and exchange-traded derivatives.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements include government agency securities, corporate and municipal bonds, mortgage-backed securities, resale and repurchase agreements, and most over-the-counter derivatives. Level 2 mortgage-backed securities have credit ratings of AAA- or above.

Level 3: Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 inputs are estimates or assumptions that management expects market participants would use in determining the fair value of the asset or liability. Level 3 measurements include auction rate securities (ARS), mortgage-backed securities with credit ratings of AA+ or below, certain preferred securities, and credit default swaps.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to SFAS 157 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

(Dollars in thousands, except share data)

The following table summarizes each of the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2008.

	Fair value measurement on recurring basis as of December 31, 2008					
	Level 1	**Level 2**	**Level 3**	**Gross balance**	**Netting**	**Total**
Assets:						
Cash and securities segregated pursuant to federal and other regulations	$ 301,247	—	—	301,247	—	301,247
Securities purchased under agreements to resell and receivable under securities borrowing arrangements	—	53,136,094	—	53,136,094	(11,531,844) (1)	41,604,250
Financial instruments owned:						
U.S. Government and government agency securities	11,193,038	236,751	—	11,429,789	—	11,429,789
Mortgage-backed securities	41	60,101	66,812	126,954	—	126,954
Municipal securities	—	1,561	—	1,561	—	1,561
Asset-backed securities	—	—	24	24	—	24
Corporate debt	3,771	1,796,983	—	1,800,754	—	1,800,754
Equities	737	77,041	134,593	212,371	—	212,371
Auction rate securities	—	—	444,655	444,655	—	444,655
Other securities	19	117	—	136	—	136
Financial instruments, excluding derivative assets	11,197,606	2,172,554	646,084	14,016,244	—	14,016,244
Derivative assets	—	45,754	8,732	54,486	(24,920) (2)	29,566
Total	$ 11,498,853	55,354,402	654,816	67,508,071	(11,556,764)	55,951,307

(Dollars in thousands, except share data)

	Fair value measurement on recurring basis as of December 31, 2008					
	Level 1	Level 2	Level 3	Gross balance	Netting	Total
Liabilities:						
Securities sold under agreements to repurchase	$ —	55,887,926	—	55,887,926	(11,531,844) (1)	44,356,082
Financial instruments sold, not yet purchased:						
U.S. Government and government agency securities	8,448,375	—	—	8,448,375	—	8,448,375
Mortgage-backed securities	—	—	—	—	—	—
Municipal securities	—	—	—	—	—	—
Asset-backed securities	—	—	—	—	—	—
Corporate debt	—	590,507	—	590,507	—	590,507
Equities	—	—	—	—	—	—
Auction rate securities	—	—	—	—	—	—
Other securities	1,100	548	—	1,648	—	1,648
Financial instruments sold, not yet purchased, excluding derivative liabilities	8,449,475	591,055	—	9,040,530	—	9,040,530
Derivative liabilities	22,337	—	—	22,337	—	22,337
Total	$ 8,471,812	56,478,981	—	64,950,793	(11,531,844)	53,418,949

(1) Represents netting permitted under FIN 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.*

(2) Represents counterparty and cash collateral netting permitted under FIN 39, *Offsetting of Amounts Related to Certain Contracts*, as amended by FSP FIN 39-1.

(b) Valuation Techniques for Major Assets and Liabilities

Debt and Equity Securities

Where available, debt, preferred, and equity securities are valued based on quoted market prices. If quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible.

The fair value measurements for Level 2 mortgage-backed securities are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. The Company will determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

The valuation of Level 3 mortgage-backed and preferred securities has become less transparent. For these securities, the Company used internally developed valuation techniques to validate the pricing information obtained from independent pricing sources. The internal valuations models use inputs derived from observable market data as well as unobservable inputs (which may include probability of default and loss severity based on the collateral types and the performance assumptions of the collateral). To ensure that the valuation presented is appropriate, the Company also compares the valuation output to the hypothetical estimates using the relevant market indices as inputs.

Auction Rate Securities

ARS bear short-term variable interest rates reset regularly through Dutch auctions. Auctions for certain types of ARS have failed since February 2008 as investors' demands have significantly decreased and the dealers were unable to provide liquidity. ARS with frequent successful auctions are priced close to par value. Where possible, ARS with a successful auction occurring close to the measurement date are used as a proxy to price similar ARS under consideration. The Company uses internally developed valuation models that use both observable market data as well as unobservable inputs to value failed auction ARS. The primary inputs are coupon and maturity as well as current discount margin on instruments bearing comparable risks.

Additionally, a limited number of broker quotes and secondary market municipal trades were also sourced with an estimated liquidity premium applied for valuing the ARS. As certain significant inputs in estimating fair value were unobservable in the current market place, the Company has classified ARS with unsuccessful auctions as Level 3 assets.

Derivatives

Exchange-traded derivatives are valued using quoted prices. OTC derivatives are valued using a models-based approach. Valuation models calculate the present value of expected future cash flows based on "no arbitrage" principles. The fair value for the majority of the Company's derivative instruments is determined based on internally developed models that utilize independently sourced market parameters, including interest rate yield curves and option volatilities.

Where relevant, a liquidity adjustment is applied to determine the measurement of an asset or a liability that is required to be reported at fair value. Assessing the appropriate level of liquidity adjustment requires use of significant management judgments, which is often affected by, among other things, the product type, transaction-specific characteristics, and the level of liquidity for the product or in the market.

(Continued)

(11) Fair Value Option

SFAS 159 provides a fair value option that allows the Company to irrevocably elect fair value, on an instrument-by-instrument basis, as the initial and subsequent measurement attribute for most financial assets, financial liabilities, unrecognized firm commitments, and written loan commitments not previously recognized at fair value. The new standard permits the Company to elect the fair value option at the initial recognition of the asset or liability or upon occurrence of an event that gives rise to a new basis of accounting for that asset or liability.

The Company has applied the fair value option for all collateralized financing transactions. HSBC complies with International Financial Reporting Standards (IFRSs) for financial reporting purposes. The Company elected to apply the fair value option for all collateralized financing transactions to eliminate the accounting effect that arises from the difference between U.S. GAAP and IFRSs. In accordance with the transition provision of SFAS 159, the Company recorded an after-tax cumulative effect adjustment of $1,971 as an increase to the opening balance of retained earnings as of January 1, 2008.

(12) Financial Instruments

Derivative Financial Instruments

In the normal course of its business, the Company enters into derivative transactions for trading purposes, and as economic hedges to manage its exposure to market and interest rate risks. Such derivative financial instruments, which include futures and swaps, are stated at fair value. Swaps are recorded as receivable from or payable to customers. Open equity in futures transactions are recorded as receivable from and payable to brokers, dealers, clearing organizations, or customers, as applicable.

Futures

Futures contracts typically are settled in the market prior to delivery by entering offsetting positions, rather than through delivery of the underlying financial instrument. For these contracts, the unrealized gains or losses, rather than contract or notional amounts, represent the approximate future cash requirements. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Swaps

The Company's swap agreements consist primarily of interest rate and credit default swaps. Swap contracts are OTC agreements to exchange future cash flows based upon notional values, which are derived from underlying financial instruments. The Company manages this credit risk by monitoring the creditworthiness of counterparties and by requiring collateral to be pledged and monitoring the adequacy of the collateral. Market risk on swap contracts results from unfavorable movements in the market value or fair value of the underlying financial instruments. The Company manages market risk by setting trading limits.

(Dollars in thousands, except share data)

A summary of the Company's derivative financial instruments, executed through regulated exchanges and OTC, at contract or notional amounts, together with their fair values at December 31, 2008, is presented below. Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

		Contractual/ notional amount	Fair value
Futures contracts:			
Commitments to buy	$	80,000	—
Commitments to sell		296,500	—
OTC derivatives:			
Interest rate swaps		10,000	(2,026)
Credit default swaps		144,500	(517)
Total return swaps		5,000	2,827
U.S. Government and government agency securities:			
Forward contracts buy		751,428	8,986
Forward contracts sell		576,825	(2,041)

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Concentrations of Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. The potential for changes in the market value of our trading positions is referred to as market risk. Such positions result from market-making, proprietary trading, and investing activities. All of the Company's inventory positions are marked-to-market. The Company recorded significant marked-to-market adjustments in its mortgage-backed securities and ARS in 2008.

(Continued)

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

The Company records all contractual commitments involving future settlement at fair value. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable from and payable to brokers, dealers, and clearing organizations.

Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms, and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

The Company regularly transacts business with, and owns securities issued by, a range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates.

The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government and government agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlements, fixed income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(Dollars in thousands, except share data)

(13) Commitments and Contingent Liabilities

In the normal course of business, the Company provides guarantees to securities clearing organizations and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearing organizations often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is deemed remote.

At December 31, 2008, the Company was obligated under various lease agreements with an affiliate entity relating to property used for office space and business purposes. These lease agreements expired on December 31, 2008; however, were automatically renewed until December 31, 2009.

The Company is also obligated under various lease agreements for several branch offices. These agreements expire at various dates through April 30, 2010. Future minimum rentals under lease agreements for office space with third-parties:

Year ending December 31:		
2009	$	36
2010		12
Aggregate minimum lease payments	$	48

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.

(14) Post Retirement Benefits

Employees of the Company are covered under an affiliate's non-contributory defined benefit pension plan and defined contribution pension plan. In addition, certain employees of the Company are covered under an affiliate's welfare benefit plan providing retiree medical benefits. These plans are subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended.

(a) Pension Plan

The HSBC – North America (U.S.) Retirement Income Plan (RIP) is a defined benefit pension plan sponsored by an affiliate. RIP has both a final average pay formula, which uses base pay and years of credited service, and a cash balance formula known as RIP 2000. Participants become 100% vested after three years of service.

The final average pay formula covers all employees of the Company hired prior to January 1, 1997 who attained the age of 21 and completed one year of eligibility service, defined generally as a minimum of 1,000 hours in a 12-month period.

(Dollars in thousands, except share data)

Employees hired on or after January 1, 1997 qualify for the RIP 2000 formula, which provides employees who have attained the age of 21 and have completed one year of eligibility service with the Company paid retirement account credits equal to 2% of eligible pay. The definition of eligible pay includes base pay, bonus pay, commissions, and overtime.

The strategy has been to maintain RIP assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. The costs of RIP have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and RIP's net assets as they relate to the employees of the Company.

(b) Tax Reduction Investment Plan (TRIP)

The TRIP is a defined contribution pension plan sponsored by an affiliate. All employees of the Company who have completed 30 days of employment are eligible to participate in TRIP. Employees may elect to contribute up to 40% of their salaries, overtime, commissions, and bonuses up to the legal limitations. HSBC matches employee contributions $3-for-$1 on the first 1% contribution. In addition, HSBC matches $1-for-$1 on the next 2% to 4% of earnings contributed.

Participants are 100% vested in the value of their personal contributions, the employer matching contributions, and earnings and/or losses on such contributions. Although employees are eligible to contribute to the TRIP with respect to pay periods beginning after 30 days of employment, the employer matching contributions do not begin until pay periods beginning after completion of 12 months of service.

(c) Retiree Medical

The HSBC – North America (U.S.) Flexible Benefits Plan (Flexible Benefits Plan) is an employee welfare benefit plan sponsored by an affiliate. Employees of the Company who were hired before January 1, 1993 (except certain former Republic National Bank employees) are generally eligible to participate in the retiree medical benefit component of the Flexible Benefits Plan provided that, at the time the employee retires, the employee is employed by HSBC as a regular full-time employee, qualifies for an immediate pension benefit from RIP, and meets certain age and service requirements. Employees hired by the Company on or after January 1, 1993 are not eligible for retiree medical benefits.

The premium amount paid by retirees for retiree medical benefit coverage varies by type of coverage, retirement date and total years of credited service, although the Company generally pays the entire cost of coverage for individuals who retired before January 1, 1993, subject to a contribution limitation based on the cost of coverage in 1992. The coverage for retirees over age 65 is limited to a Medicare supplement plan with a lifetime maximum of $20 per covered person.

(Continued)

(Dollars in thousands, except share data)

(15) Stock Option Plans and Restricted Share Plan

In 2008, equity incentive awards of HSBC were granted to eligible employees under the restricted share plan.

(a) Group Share Option Plan

The Group Share Option Plan was a discretionary long-term incentive compensation plan available prior to 2005 to certain employees based on performance criteria. Options were granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions.

Since 2004, no options have been granted under the Group Share Option Plan as the plan was terminated by HSBC in May 2005. Options outstanding and exercisable were for 1,763,275 shares, respectively, at December 31, 2008. The weighted average exercise price for options outstanding was $12.41. The range of exercise prices on options outstanding was between $10.31 and $14.73. The outstanding options were fully vested as of December 31, 2008.

(b) HSBC Holdings Savings-Related Share Option Plan

Options have been granted to employees of the Company under the HSBC Holdings Savings-Related Share Option Plan. Under the plan, employees have the choice to buy shares in HSBC at a discounted price fixed at the beginning of a one, three, or five-year contribution period. Employee contributions to the plan cannot exceed the USD equivalent of GBP 250 per month. At the end of the one, three, or five-year period, employees will have a six month period to exercise their option to buy HSBC shares or receive the cash equivalent of selling all or a portion of the shares back to the Company at the market price at the date of exercise.

During 2008, total options granted were 190,445 and options outstanding as of December 31, 2008 were 767,446. The weighted average price outstanding was $12.90. The weighted average vesting period for options outstanding, as of December 31, 2008, was 1.32 years.

Options exercisable, as of December 31, 2008, were 230,307. The exercise price on options outstanding was between $8.57 and $14.75.

(c) Restricted Share Plan

The Company provides awards to key employees in the form of restricted shares.

(Dollars in thousands, except share data)

(16) Variable Interest Entities (VIEs)

The Company has involvement in certain VIEs that are unconsolidated because the Company is not considered the primary beneficiary, nor bears the greatest risk of loss, of the VIE. Information for the unconsolidated VIEs is described as follows:

Commercial Paper Conduits

The Company is the administrator of Bryant Park Funding LLC (Bryant Park), a multi-seller asset-backed commercial paper conduit, established in June 2001 to provide securitization financing solutions for HSBC clients. The Company is also the administrator of Abington Square Funding LLC (Abington), a multi-seller extendible asset-backed commercial paper conduit, which was established in October 2006 and commenced operations in April 2007. Abington also provides financing solutions for HSBC clients. The Company, as administrator for Bryant Park and Abington, is responsible for originating and structuring conduit financings for clients and managing the day-to-day activities of the conduits including funding, transaction monitoring, and operations.

As of December 31, 2008, total assets for Bryant Park and Abington were $5,447,685 and $14 (as outstanding commercial paper was fully paid in February 2008). An affiliate provides program-wide credit enhancement and therefore consolidates Bryant Park as of December 31, 2008.

(17) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC, Regulation 1.17 of the Commodity Futures Trading Commission (CFTC), and the capital rules of the Financial Industry Regulatory Authority (FINRA). The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that it maintains a minimum net capital, as defined, equal to the greater of $2,500 or 2% of aggregate debit balances arising from customer transactions, as defined. In addition, under the CFTC regulations, the Company is required to maintain a minimum net capital in an amount equal to the greater of $500 or 4% of total risk margin in non-customer accounts plus 8% of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2008, the Company's net capital was $1,117,072, which was 68.14% of aggregate debit balances, and $1,043,796 in excess of its required net capital of $73,276.

Schedule I

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

(Dollars in thousands)

Net capital:		
Total stockholders' equity	$	650,226
Deduct stockholders' equity not allowable for net capital		—
Total stockholders' equity qualified for net capital		650,226
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		975,000
Other (deductions) or allowable credits		—
Total capital and allowable subordinated liabilities		1,625,226
Deductions and/or charges:		
Total nonallowable assets:		
Receivable from brokers or dealers and clearing organizations		1,150
Receivables from customers		1,169
Receivables from noncustomers		—
Securities owned not readily marketable		32,800
Memberships in exchanges (at cost)		967
Investment in and receivables from affiliates, subsidiaries and associated partnerships		12,043
Property, furniture, equipment, leasehold improvements and rights under lease agreements (at cost, net of accumulated depreciation and amortization)		27
Other assets		122,377
Additional charges for customers' and noncustomers' security accounts		13,651
Additional charges for customers' and noncustomers' commodity accounts		600
Aged fail-to-deliver		12,338
Aged short security differences		165
Commodity futures contracts and spot commodities – proprietary capital charges		132
Other deductions and/or charges		57,186
Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		—
Total deductions and/or charges		(254,605)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		1,370,621
Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments		—
Subordinated securities borrowings		—
Trading and investment securities:		
Bankers' acceptances, certificates of deposit, and commercial paper		—
U.S. and Canadian government obligations		70,768
State and municipal government obligations		30
Corporate obligations		105,679
Stocks and warrants		74,033
Options		—
Arbitrage		—
Other securities		3,039
Undue concentration		—
Other		—
		(253,549)
Net capital	$	1,117,072

The above computation does not differ materially from that, which was filed on February 25, 2009, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

(Continued)

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

(Dollars in thousands)

Computation of Basic Net Capital Requirement

Minimum net capital required	$	—
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		—
Net capital requirement		—
Excess net capital		—
Excess net capital at 1000%		—

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness liabilities from Statement of Financial Condition	$	—
Add:		
Drafts for immediate credit		—
Market value of securities borrowed for which no equivalent value is paid or credited		—
Other unrecorded amounts		—
Deduct adjustment based on deposits in Special Reserve Bank Account		—
Total aggregate indebtedness		—
Percentage of aggregate indebtedness to net capital		—
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals		—

Computation of Alternate Net Capital Requirement

2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	73,276
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		2,500
Net capital requirement		73,276
Excess net capital		1,043,796
Percentage of Net Capital to Aggregate Debits		68
Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits		68
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	1,035,107

The above computation does not differ materially from that, which was filed on February 25, 2009, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

(Continued)

Schedule I

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

(Dollars in thousands)

Other Ratios

Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	59.99%
Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	—

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1 Minimum dollar net capital requirement, or

2 6-⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company and partners' securities, which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

The above computation does not differ materially from that, which was filed on February 25, 2009, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation for Determination of Reserve Requirements
for Broker-Dealers under Rule 15c3-3

December 31, 2008

(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	950,297
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		3,549
Customers' securities failed to receive		117,810
Credit balances in firm accounts which are attributable to principal sales to customers		44,742
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		155
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		712
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other		835,599
Total credits	$	1,952,864
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	$	204,210
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		38,793
Failed to deliver of customers' securities not older than 30 calendar days		571,960
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		824,339
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Other		—
Aggregate debit items		1,639,302
Less 3% charge		(49,179)
Total 15c3-3 debits	$	1,590,123
Reserve computation:		
Excess of total debits over total credits	$	—
Excess of total credits over total debits		362,741
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		545,222
Amount of deposit (or withdrawal)		(46,773)
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $248,449 value of qualified securities	$	498,449
Date of deposit		01/05/2009

The above computation does not differ materially from that, which was filed on February 25, 2009, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation of CFTC Minimum Net Capital Requirement

December 31, 2008

(Dollars in thousands)

Amount of Customer Risk Maintenance Margin requirement pursuant to the Commodity Exchange Act and regulations	$	750,020		
Amount subject to 8% requirement			$	60,002
Amount of Non-Customer Risk Maintenance Margin requirement pursuant to the Commodity Exchange Act and regulations		325,961		
Amount subject to 4% requirement				13,038
			$	73,040
$500 Requirement			$	500
Minimum CFTC net capital requirement				73,040
CFTC Early Warning Level				80,344

The above computation does not differ materially from that, which was filed on February 25, 2009, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule IV

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Trading on U.S. Commodity Exchanges

December 31, 2008

(Dollars in thousands)

Segregation requirements:		
Net ledger balances:		
Cash	$	(340,402)
Securities (at market)		106,282
Net unrealized profit (loss) in open futures contracts traded on a contract market		704,174
Exchange traded options:		
Add – Market value of open options contracts purchased on a contract market		2,195,033
Deduct – Market value of open option contracts sold on a contract number		(1,353,308)
Net equity		1,311,779
Accounts liquidating to a deficit and accounts with debit balances – gross amount		3,528
Deduct – Amount offset against U.S. Treasury obligations owned by customers		(3,528)
Total amount required to be segregated		1,311,779
Funds on deposit in segregation:		
Deposited in segregated funds bank accounts:		
Cash		126,516
Securities representing investments of customers' funds (at market)		196,825
Securities held for customers in lieu of cash (at market)		46,298
Margins on deposit with clearing organizations of contract markets:		
Cash		13,593
Securities representing investments of customers funds (at market)		99,984
Securities held for particular customers or option customers in lieu of cash (at market)		59,984
Net settlement from (to) derivatives clearing organizations of contract markets		(69,748)
Exchange traded options:		
Add – Unrealized receivables for options contracts purchased on contract markets		2,195,033
Deduct – Unrealized obligations for option contracts sold on contract market		(1,353,306)
Net liquidating equities with other FCMs:		
Net liquidating equity		21,537
Securities representing investments of customers' funds (at market)		—
Segregated funds on hand		—
Total amount in segregation		1,336,716
Excess funds in segregation	$	24,937

The above computation does not differ materially from that, which was filed on February 25, 2009, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

Schedule V

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2008

(Dollars in thousands)

Amount required to be segregated in accordance with Regulation 32.6	$	—
Funds in segregated accounts:		
Cash		—
Securities		—
Total		—
Excess funds in segregation	$	—

The above computation does not differ materially from that, which was filed on February 25, 2009, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulations 30.7

December 31, 2008

(Dollars in thousands)

Amounts to be set aside in separate section 30.7 accounts	$	57,772
Funds in separate section 30.7 accounts:		
Cash		9,102
Securities		10,867
Amounts held by members of foreign boards of trade		138,443
Amounts with other depositories designated by a foreign board of trade		—
Total funds in separate section 30.7 accounts		158,412
Excess funds in separate section 30.7 accounts	$	100,640

The above computation does not differ materially from that, which was filed on February 25, 2009, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2008

(Dollars in thousands)

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession and control had been issued as of the report date but for which the required action was not taken by respondent with the time frames specified under Rule 15c3-3):	$	—
A. Number of items		—
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$	—
B. Number of items		—

The above computation does not differ materially from that, which was filed on February 25, 2009, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

KPMG

Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Shareholders
HSBC Securities (USA) Inc.:

In planning and performing our audit of the financial statements of HSBC Securities (USA) Inc. (the Company), an indirect wholly owned subsidiary of HSBC Holding plc, as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of an internal control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

* * * * * * *

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009

KPMG

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Financial Condition and Supplementary Schedules

December 31, 2008

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control)

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 and Regulations 1.10(g), 145.5, and 145.9
under the Commodity Exchange Act